Exhibit 99.6

Private & Confidential

Date: 9 July 2024

COGIA AG Poststr. 2-4 60329 Frankfurt am Main Germany	SUBJECT TO CONTRACT

Attn: Mr. Pascal Lauria

Dear Sirs,

LETTER OF INTENT - EXPRESSION OF INTEREST TO FORM JOINT VENTURE

1.	We refer to the above matter.

2.	Proposed JV

We are pleased to formally express our interest and intention to form a joint venture with Cogia AG to form a new company, named AiSecure Limited (“Proposed JV”) to which VCI Global Limited (“VCIG”) will transfer 100% ownership of the military-grade secure messenger platform which was purchased from Cogia GmbH.

3.	Shareholding structure

The shareholding structure of the Proposed JV will be as follows:

VCI Global Limited	Cogia AG
70%	30%

4.	Exclusivity

4.1	This Letter of Intent is intended to secure exclusivity in negotiations to the Proposed JV for a period of three (3) months from the date of this letter (“Exclusivity Period”).

4.2	During the Exclusivity Period, you shall not enter into discussions, negotiations or dealings with any person in respect of all or part of the Proposed JV and shall immediately terminate any such existing negotiations or discussions with any person.

4.3	Further, you shall not solicit or encourage any other person to make any proposal in relation to all or part of the Proposed JV or entertain any such proposal or offer from any other person (whether solicited or not).

5.	Cogia AG’s Obligations

Cogia AG will manage the operation and/or operative business and development of the Proposed JV together with VCIG and will support the Proposed JV with its AI know-how and technology.

6.	Non-binding

Please note that this Letter of Intent (expression of interest) is non-binding and revocable at any time, subject to satisfactory due diligence and the execution of a sale contract between the parties involved.

7.	Governing Law

7.1	This expression of interest shall be governed by and construed in accordance with the laws of England and Wales.

7.2	Any dispute, controversy or claim arising out of or in relation to this Letter including any breach of any terms of this Letter shall be resolved, insofar as it is possible, by mutual consultation between the Parties. In the event that no settlement is capable to be reached by the Parties within 3 months, all disputes arising out of or in connection with this Agreement, including any question relating to its existence, validity or termination, shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one arbitrator appointed in accordance with the said Rules. Any such arbitration shall take place in London, UK, and shall be conducted in the English language.

8.	Variation

This expression of interest may only be varied by a document signed by all parties.

9.	Confidentiality

This expression of interest is delivered on the understanding that its existence and contents shall not be disclosed to any other party (save for professional advisors to the respective parties) without the prior consent of the other party, except where such disclosure is required by applicable laws or by any competent authority having jurisdiction over the parties.

10.	Definitive Agreement

The Proposed JV will be made pursuant to one or more definitive agreements including without limitation, a joint venture agreement, reasonably acceptable to the parties, which agreement will contain, among other things, appropriate representations and warranties, covenants reflecting the provisions set forth in this Letter and appropriate conditions to closing which will include, among other things, compliance with all applicable laws.

11.	Waiver and Exercise of Rights

Neither failure to exercise nor any delay in exercising any right or remedy nor by law shall prevent any further or other exercise of any other right or remedy.

12.	Illegality and Severability of Provisions

The invalidity or unenforceability for any reason of any part of this expression of interest shall not prejudice or affect the validity or enforcement of the remainder.

This express of interest shall not be deemed an undertaking or commitment from us to enter into the Proposed JV with you and for the avoidance of all doubt, it is hereby confirmed that we shall not be obliged by reason of this expression of interest to enter into the Proposed JV.

We anticipate the opportunity to discuss this matter further and look forward to hearing from you soon.

Thank you.

Yours faithfully,

For and on behalf of

VCI GLOBAL LIMITED

Name:	Dato’ Hoo Voon Him
Designation:	Executive Chairman and CEO

ACKNOWLEDGEMENT AND CONFIRMATION

We, the undersigned, acknowledge and confirm our agreement to and shall be bound by the terms as provided in this letter dated 9 July 2024.

For and on behalf of

COGIA AG

Name:
Designation:
Date:

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